EXHIBIT 3.02

AMENDED AND RESTATED BYLAWS

of

AMERICAN SCIENCE AND ENGINEERING, INC.

(Effective as of March 1, 2013)

2.6  ACTION BY VOTE.

(a)  Except as otherwise provided in these bylaws, at any meeting for the election of directors at which a quorum is present, each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election; provided, that if as of the fourteenth (14th) day preceding the date the corporation files with the Securities and Exchange Commission for such meeting its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) the number of nominees exceeds the number of directors to be elected (a “Contested Election”),  directors shall be elected at such meeting by the vote of a plurality of the votes cast. For purposes of this paragraph, a “majority of the votes cast” shall mean that the number of shares voted “for” a director’s election exceeds the number of votes cast “against” or “withheld” from voting for that director’s election.  Broker non-votes and abstentions shall not be counted as votes cast in the election of directors.

(b)  In order for any person to be nominated for election to the board of directors, such person must submit to the corporation an irrevocable resignation as a member of the board of directors contingent on (x) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (y) acceptance of that resignation by the board of directors. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the nominating and corporate governance committee shall make a recommendation to the board of directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The board of directors shall act on the tendered resignation, taking into account the recommendation of the nominating and corporate governance committee, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The nominating and corporate governance committee in making its recommendation, and the board of directors in making its decision whether to accept a resignation, may each consider any factors or other information that they consider appropriate and relevant. Any director who fails to receive a majority of the votes cast in an election that is not a Contested Election shall not participate in the recommendation of the nominating and corporate governance committee or the decision of the board of directors with respect to his or her resignation.

(c)  If a director’s resignation is accepted by the board of directors pursuant to this Section 2.6, or if a nominee for director is not elected and the nominee is not an incumbent director, then the board of directors may fill the resulting vacancy pursuant to the provisions of Section 3.5 or may decrease the size of the board of directors pursuant to the provisions of Section 3.1.

(d)  No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

(e)  A majority of the votes properly cast at any meeting at which a quorum is present upon any question other than the election of directors shall decide the question, except when a larger vote is required by law, by the articles of organization or by these bylaws.